UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number: 001-35370

Luxfer Holdings PLC

(Name of registrant)

Anchorage Gateway

Anchorage Quay

Salford M50 3XE England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

LUXFER HOLDINGS PLC

SALFORD, England— BUSINESS WIRE—Luxfer Group (NYSE:LXFR), a global materials technology company, today issued its unaudited financial results for the three-month and six-month periods ended June 30, 2014.

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2014

Results are summarized as follows:

	Three-month periods				Six-month periods
	ended June 30,				ended June 30,
	2014		2013		2014		2013
Net revenue (excluding surcharge below)	$121.3	m	$120.4	m	$243.7	m	$239.6	m
Rare earth chemical surcharge	$0.6	m	$2.6	m	$1.5	m	$5.8	m
Revenue	$121.9	m	$123.0	m	$245.2	m	$245.4	m
Trading profit	$11.2	m	$15.3	m	$23.5	m	$30.2	m
Trading margin	9.2%		12.4%		9.6%		12.3%
Operating profit	$10.4	m	$15.1	m	$22.7	m	$29.6	m
Net income	$5.7	m	$8.6	m	$12.9	m	$16.9	m
Earnings per share — Basic (1) (2)	$0.21		$0.32		$0.48		$0.63
Adjusted net income (3)	$7.6	m	$10.0	m	$15.6	m	$19.4	m
Adjusted earnings per share — Basic (2)	$0.28		$0.37		$0.58		$0.72
Adjusted earnings per share — fully diluted (2)	$0.27		$0.36		$0.55		$0.69
Adjusted EBITDA (4)	$16.2	m	$19.8	m	$33.1	m	$38.5	m
Adjusted EBITDA margin	13.3%		16.1%		13.5%		15.7%
Net cash (outflow)/inflow from operating activities	$(4.7	)m	$6.9	m	$(3.4	)m	$16.5	m
Net debt (total debt less cash)	$55.4	m	$26.6	m	$55.4	m	$26.6	m
Total equity — book value (net assets)	$198.9	m	$164.5	m	$198.9	m	$164.5	m
£0.50 ordinary shares outstanding	26.9	m	26.8	m	26.9	m	26.8	m

(1)         Basic earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.

(2)         Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014 and change in ADR ratio on June 9, 2014, each £0.50 ordinary share now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS. The ADS are listed on the NYSE under the ticker LXFR. Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

(3)         Adjusted net income consists of net income adjusted for the post tax impact of non-trading items (being accounting charges relating to acquisitions and disposals of businesses, IAS 19 retirement benefits finance charges, restructuring and other income and expense and other share-based compensation charges). A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

(4)         Adjusted EBITDA consists of profit for the period before tax expense, finance income and costs, accounting charges relating to acquisitions and disposals of businesses, IAS 19 retirement benefits finance charges, restructuring and other income and expense, other share based compensation charges and amortization and depreciation. A reconciliation to net income is disclosed in Note 4 to the financial results “Reconciliation of non-GAAP measures”.

CONTACTS

Investor and news agency communications should initially be directed to Dan Stracner, Director of Investor Relations, U.S. telephone number: +1 951 341 2375; email: dan.stracner@luxfer.net.

ENVIRONMENTAL - HEALTHCARE - PROTECTION - SPECIALTY

COMMENTARY FOR THE THREE-MONTH AND SIX-MONTH

PERIODS ENDED JUNE 30, 2014

ABOUT LUXFER GROUP

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Luxfer Group is listed on the New York Stock Exchange, and its American Depositary Shares (ADSs) trade under the symbol “LXFR”.

BUSINESS REVIEW

Second-quarter Results

Despite several areas of the business performing well, trading continued to be affected by disruption to some key North American markets and by general weakness in Europe.

Luxfer Group revenue for the second quarter of 2014 was $121.9m and, excluding rare earth chemical surcharges of $0.6m, net revenue was $121.3m, a decrease of $2.8m (or 2.3%) over Q2 2013 at constant translation exchange rates. FX translation differences were a positive $3.7m. The divisional results are discussed in further detail later in this release; however, in summary, both divisions’ net revenues were down at constant FX translation rates, with the Gas Cylinders Division down 1.3% and the Elektron Division down 3.3% compared to Q2 2013. Lower sales of higher-added-value composite life-support cylinders (affected by regulatory delays) and medical composite cylinders were offset by higher sales of lower-value traditional aluminum cylinders. The Elektron Division’s net revenue was mainly down as a result of lower sales of zirconium materials, partly offset by a stronger quarter from our magnesium operations.

Lower rare earth costs, when compared to Q2 2013, resulted in a reduced rare earth surcharge: down to only $0.6m in Q2 2014 from $2.6m in Q2 2013; surcharges are ceasing to feature in price negotiations, so they are not expected to be separated out from other pricing after this year. The gross profit margin was lower at 22.4%, compared to 24.8% for Q2 2013. The main reason was an adverse sales mix, including a fall in added-value product lines, particularly in the Gas Cylinders Division, where higher-margin composite cylinder sales were lower due in part to delays in regulatory approval of customers’ U.S. SCBA kits.

Trading profit was $11.2m for the second quarter of 2014 (Q2 2013: $15.3m). The Gas Cylinders Division Q2 2014 trading profit margin of 2.6% was much lower than the 7.4% in Q2 2013, depressed by both the adverse sales mix on added-value product lines and high costs related to product developments for the alternative fuel (AF) and medical markets. These costs are running at over $1m a quarter for 2014. The Elektron Division’s 17.0% trading profit margin was slightly lower than in Q2 2013 (18.0%), mainly due to lower sales in higher-margin products.

Group operating profit was $10.4m in Q2 2014 (Q2 2013: $15.1m) after deducting $0.5m for restructuring costs in the Gas Cylinders Division (Q2 2013: $0.1m), $0.2m for restructuring costs in the Elektron Division (Q2 2013: $nil) and $0.1m share-based compensation charges (Q2 2013: $0.1m).

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements.

Examples of such forward-looking statements include, but are not limited to:

(i) statements regarding the Group’s results of operations and financial condition,

(ii) statements of plans, objectives or goals of the Group or its management, including those related to financing, products or services,

(iii) statements of future economic performance and

(iv) statements of assumptions underlying such statements.  Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved.  The Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to:

(i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

The Group cautions that the foregoing list of important factors is not exhaustive.  These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission on March 31, 2014. When relying on forward-looking statements to make decisions with respect to the Group, investors and others should carefully consider the foregoing factors and other uncertainties and events.  Such forward-looking statements speak only as of the date on which they are made, and the Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Divisional analysis of revenue and trading profit

	SECOND QUARTER 2014			SECOND QUARTER 2013
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	65.9	56.0	121.9	64.8	58.2	123.0
Net revenue (excluding RE surcharge)	65.9	55.4	121.3	64.8	55.6	120.4
Trading profit	1.7	9.5	11.2	4.8	10.5	15.3
Return on Sales % (Trading profit/Revenue)	2.6%	17.0%	9.2%	7.4%	18.0%	12.4%

Gas Cylinders

The Gas Cylinders Division’s revenue of $65.9m in Q2 2014 was $1.1m higher than in Q2 2013. Underlying revenue (calculated as net revenue before FX translation differences) decreased by $0.9m or 1.3%, and FX translation differences were a positive $2.0m. Q2 2014 remained depressed, with sales of composite life-support cylinders used in self-contained breathing apparatus (SCBA) still impacted in the quarter by the delay in regulatory approval for our customers’ SCBA kits compliant with the new U.S. standard, as previously reported. This also had some knock-on impact with customers rescheduling the launch of new products to later in the year.  Sales from our range of aluminum cylinders were favorable to Q2 2013, with stronger demand for traditional aluminum cylinder products helping to offset the disruption in the SCBA market and reduced demand for composite cylinders used in healthcare markets. Composite cylinder sales into the AF market were also slightly down, with lower activity in the bus and medium truck conversion markets.

Trading profit for the second quarter of 2014 was $1.7m, a decrease of $3.1m or 64.6% from the $4.8m trading profit for the second quarter of 2013. Though underlying revenue was only down 1.3%, trading profit was more impacted by the adverse sales mix compared to Q2 2013, with lower composite cylinder sales. We also continued to incur higher than normal product development and market development costs in connection with new products in AF and medical markets, as well as costs related to integrating into the division our recently acquired Utah composite facility. Utah was not producing any product as acquired and is currently being re-commissioned to manufacture new Luxfer-branded Type 4 cylinders beginning in Q3 2014.

Elektron

The Elektron Division’s revenue was $56.0m for Q2 2014, a decrease of $2.2m from Q2 2013. The drop in rare earth costs allowed us to reduce Q2 2014 rare earth surcharges to customers by $2.0m to only $0.6m compared to Q2 2013. Q2 2014 net revenue was down $0.2m to $55.4m compared to Q2 2013. FX translation differences were a positive $1.7m on prior-year revenue, so underlying revenue was down $1.9m or 3.3%. Our magnesium operations outperformed Q2 2013 despite lower sales of magnesium powders for defense countermeasure flares as a result of the previously reported customer facility outage and general demand weakness in the sector. Sales of high-performance aerospace alloys, photo-engraving plate and automotive recycling all continued to grow and were favorable compared to Q2 2013. Zirconium chemical sales were lower in the quarter, with lower demand in some non-automotive applications. Automotive demand, however, was stable, but, as we expected, there was no repeat of the higher industrial chemical sales seen in Q1 2014. Though still at relatively low levels to other product lines, there was a significant increase in sales of sorption chemicals, mainly relating to supplying prototype material for customer development projects.

The Elektron Division’s trading profit of $9.5m in Q2 2014 was $1.0m lower than in Q2 2013. Trading profit decreased because of an adverse sales mix in the quarter along with the lower underlying revenue.

Operating profit to net income for the period

Operating profit was $10.4m in Q2 2014 compared to $15.1m in Q2 2013. There was $0.8m in Q2 2014 relating to restructuring and other income or expense ($0.2m in Q2 2013). The new charges related to headcount reductions across the Gas Cylinders Division and also in our U.S. magnesium powders business in the Elektron Division.

The net interest charge for Q2 2014 was $0.2m higher at $1.6m (Q2 2013: $1.4m).

Profit on operations before tax was $7.9m for Q2 2014 (Q2 2013: $12.8m).  Tax expense was $2.2m (Q2 2013: $4.2m), and the effective tax rate was 27.8% compared to 32.8% in Q2 2013, in line with our expectations following tax-saving measures implemented in 2013.

Net income in the period was $5.7m (Q2 2013: $8.6m). Adjusting for non-trading items (IAS 19 retirement benefits finance charges, accounting charges relating to acquisitions and disposals of businesses, restructuring and other income and expense and other share-based compensation charges), adjusted net income in Q2 2014 was $7.6m (Q2 2013: $10.0m).

Earnings per ADS for Q2 2014, unadjusted, was $0.21. Using adjusted net income, earnings per ADS was $0.28. The fully diluted adjusted earnings per ADS was $0.27, the result impacted by the depressed Gas Cylinders trading profit in the quarter.

Cash flow and net debt

Net cash outflow from operating activities was $4.7m in Q2 2014 compared to an inflow of $6.9m in Q2 2013. There was a cash outflow from higher working capital of $14.6m in Q2 2014 compared to an outflow of $3.5m in Q2 2013, reflecting higher receivables in the AF Gas Cylinders business driven by longer contractual terms on the virtual pipeline contract in Australia, as well as a higher than normal level of inventories resulting from changes in demand, which we expect to reduce over the next twelve months as demand and supply normalize.

Net cash used in investing activities was $4.1m in Q2 2014 compared to $4.0m in Q2 2013. Purchases of property, plant and equipment resulted in a cash outflow of $4.8m in Q2 2014 (Q2 2013: $4.0m). Purchases of intangible assets were $0.2m in Q2 2014 (Q2 2013: $nil).  Net cash inflow from investments in joint ventures in Q2 2014 was $1.1m (Q2 2013: $nil).  Q2 2014 includes a cash outflow of $0.2m for acquisition costs in relation to our Q1 2014 Utah acquisition. There was a net cash outflow before financing of $8.8m in Q2 2014 compared to an inflow of $2.9m in Q2 2013.

Q2 2014 cash flows used in financing activities were a net inflow of $0.8m compared to an outflow of $3.8m in Q2 2013. This included $1.3m of interest paid to debt-holders (Q2 2013: $1.2m) and for both years $2.7m of dividends paid. In Q2 2014, we made net additional borrowings of $4.7m to help fund the working capital increases. We received $0.3m from the purchase of shares issued as part of the Group’s employee share purchase arrangements. We also paid a further $0.2m in fees in relation to the amendment to our banking facilities.

Total cash flow movements were a net outflow of $8.0m in Q2 2014 compared to a $0.9m outflow in Q2 2013. We had $11.1m of cash and cash equivalents as at June 30, 2014, compared to an equivalent figure of $37.0m as at June 30, 2013. As at June 30, 2014, net debt had increased to $55.4m from $26.6m as at June 30, 2013.

Six-month period ended June 30, 2014

	HALF YEAR 2014			HALF YEAR 2013
	Gas			Gas
	Cylinders	Elektron	Group	Cylinders	Elektron	Group
	$M	$M	$M	$M	$M	$M
Revenue	132.0	113.2	245.2	133.2	112.2	245.4
Net revenue (excluding RE surcharge)	132.0	111.7	243.7	133.2	106.4	239.6
Trading profit	3.3	20.2	23.5	10.0	20.2	30.2
Return on Sales % (Trading profit/Revenue)	2.5%	17.8%	9.6%	7.5%	18.0%	12.3%

On an IFRS reported basis, revenues for the six-month period were $245.2m compared to $245.4m for the same period of 2013. The decrease reflects reduced surcharges on rare earths. Net revenue for the six-month period was $243.7m for 2014, $4.1m higher compared to the equivalent period in 2013 of $239.6m. Adjusting for a favorable translation impact of $6.4m, underlying revenue decreased by $2.3m or 0.9% for the half year of 2014 compared to the 2013 half year. This decrease was caused in part by the previously reported issues in the U.S. SCBA market and by reduced demand in other cylinder sectors, mainly in European markets, experienced by the Gas Cylinders Division along with the impact of the abnormally low U.S. countermeasure sales in the Elektron Division. These negatives obscure advancement in sales in key strategic areas such as magnesium alloys and zirconium industrial catalysis.

Trading profit for the six-month period was $23.5m compared to $30.2m for 2013, down 22.2%. Though underlying net revenue was only slightly down, there was a much larger profit impact due to the adverse sales mix in the Gas Cylinders Division. Despite incurring a disruption to sales of countermeasure powders, the Elektron Division’s trading profit of $20.2m was in line with prior year, helped by increased sales in newer product areas. The Gas Cylinders Division’s trading profit of $3.3m was, however, down 67.0%, with high development and marketing costs on new products and the profitability of stronger aluminum cylinder sales unable to compensate for lower higher-margin composite sales. With restructuring and other expense of $0.8m, operating profit was therefore $22.7m, down from $29.6m for the same period in 2013.

Profit before tax for the six-month period at $17.9m was $7.0m or 28.1% below the same period in 2013. Net income for the six-month period was $12.9m, down $4.0m from the same period in 2013.

Adjusted net income (as reconciled to net income in Note 4 of this release) for the six-month period was $15.6m compared to $19.4m for the same period in 2013.

Adjusted EBITDA (as reconciled to net income in Note 4 of this release) for the six-month period was $33.1m compared to $38.5m for the same period in 2013. Net cash outflow from operating activities for the six-month period was $3.4m compared to an inflow of $16.5m for the same period in 2013.

Other corporate matters

Acquisition of Truetech and of Innotech products

Following the receipt of certain required regulatory approvals, we can now confirm the July 29th closing of the acquisition of the assets and businesses of Truetech Inc. and Innotech Products Limited. The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals and beverages used by military and civilian end-users; chemical agent detection kits; and chemical decontamination equipment. Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The acquired businesses have been combined within Luxfer Magtech Inc., a new wholly-owned subsidiary of Luxfer Group, and will operate as part of the Group’s specialty materials Elektron Division. On closing, we paid an initial consideration of $59m and would expect to pay in early 2015 a further deferred element of $5m.

The expertise in the Elektron Division on designing magnesium alloys and adsorbent zirconium chemicals is expected to give added potential for improvements to the products of the acquired businesses in the coming years, and the greater geographical coverage of Luxfer Group offers, we believe, further prospects to grow the acquired businesses.

Update on the acquisition of additional CNG cylinder manufacturing facility

As reported in Q1 2014, we acquired a business in Utah specializing in the design and manufacture of high-pressure composite Type 4 cylinders for compressed natural gas (CNG); this business is now operating within the Gas Cylinders Division. We have now paid $2.8m in consideration, net of cash acquired, and we estimate that the aggregate deferred consideration over the next three years will amount to $3.4m, which is discounted under IFRS accounting to a figure of $2.5m as at June 30, 2014. The operation is not due to start manufacturing Luxfer cylinders until Q3 2014, so we have also incurred additional facility costs in Q2 2014 without any contribution from incremental cylinder sales.

Strategic products update

Intelligent Oxygen System™ (IOS) - In the medical market we have been incurring additional costs as we complete development of our IOS medical composite cylinder system and work through the qualification process. In Q1 2014, the quality system at our U.K. cylinder facility, where we plan to manufacture our IOS medical oxygen delivery system, was approved to the ISO 13485 Medical Devices standard, and in Q2 we completed key final data testing on the Smartflow® regulator around which the IOS device is based, enabling us to proceed towards requesting CE (Conformité Européenne) approval in 2015.

Alternative fuel (AF) containment — We are well advanced in the development of a new range of Type 4 (polymer-lined) composite cylinders, which we expect to manufacture at our newly acquired Utah facility in Q3 of 2014. A new sector for Luxfer is being targeted: the North American class 8 heavy-duty truck market. In Q2 we manufactured samples of these cylinders at our Riverside facility, and in early Q3 we made our first sales of Type 4 composite cylinder products. We have also developed a range of Luxfer-branded accessory equipment for CNG systems, including in-house-developed specialist CNG valves and pressure-release devices.

Bulk gas transportation — We have now completed the main shipments of the virtual pipeline order for the Australian mine reported in Q1 2014. We believe potential remains for further module sales related to the same contract, and we have received many inquiries about the solution we developed for the Australian mining market.

Magnesium in aircraft interiors — In Q1 we were pleased to confirm another milestone in this project when the FAA issued details of the laboratory scale flame test criteria for magnesium alloys to be used in aircraft seating. In the same quarter we announced the first seating installation, by our customer, Zim Flugsitz, in a low-volume European application, and in Q2 this customer marketed its new magnesium-intensive seating at the Hamburg aircraft interiors trade show, at which Luxfer also exhibited. We also continue to work with other aircraft seating manufacturers, seeking larger-scale applications for expected commercialization in 2015 and onwards.

Outlook for 2014

The first half of 2014 has been affected by reduced sales in certain markets and by costs of developing new products and sectors. On top of continuing depressed European markets, the Gas Cylinders Division’s important SCBA market has been disrupted by regulatory issues, while the Elektron Division, which would otherwise be ahead of prior year, has been held back by a slowdown in demand for military-grade magnesium powders.

The disruption to SCBA sales caused by delayed approvals is easing, with several approved breathing sets now being sold, and June was our best month so far this year for U.S. sales in this market. We believe that Q3 will still be somewhat affected since some customers are still awaiting approval for their new products, but we expect the market to return to full flow in Q4.

We reported that in Q1 we saw a reduction in orders for alternative fuel (AF) cylinders, including somewhat flat markets for bus and medium truck conversions, and this continued during Q2. Although we shipped the balance of the major Australian AF virtual pipeline modules during Q2, our North American JV is below the targeted level of new business in the bulk transport sector, and we have re-invigorated sales and marketing efforts and are in the course of re-examining its product offerings. Since the end of Q2 we have sold the first of our new range of Type 4 (polymer-lined) cylinders: a 22-inch cylinder for pick-up truck conversion to CNG. We also started manufacturing our mainstream 26-inch Type 4 cylinder, aimed at the nascent heavy-duty truck market. Getting these products out of development and into the market will give a double benefit since we are currently incurring associated development, launch marketing and under-utilized facility costs.

Following the acquisition of Luxfer Utah, and as part of our effort to continually take cost out of the businesses, we have eliminated several overhead staff positions in the Gas Cylinders Division, resulting in a restructuring charge in the first half of 2014, but with the prospect of generating annualized savings of approximately $2m, to benefit Q4 onwards.

In the Elektron Division, the outage at one of our defense customers producing countermeasure flares, which only affected five weeks of the first quarter, had a bigger impact in Q2. While that customer is now back in low-level production, the overall demand outlook from all U.S. customers for military powders in the balance of the year looks quite weak, and we now expect that sector to end up around 40% down on 2013. In response we have also reduced headcount in the powder manufacturing operations.

Elsewhere in the Elektron Division, we continue to see modest improvement over 2013, but demand in several sectors remains somewhat difficult to predict.

While there will be ups and downs, we remain optimistic that second-half profits will be a positive improvement over the first half. The main contribution to this improvement is expected from the Gas Cylinders Division with a normalizing SCBA market and the launch of the new cylinder range to be manufactured at our (as acquired, idle) Utah facility. Even with this expected improvement, however, the Gas Cylinders Division’s full-year result will now inevitably be well down on prior year.

For various reasons, including deferred terms on the Australian virtual pipeline contract, we have seen a large increase in working capital over the last year, and we plan to return a good proportion of this to cash over the next twelve months.

There are several positive signs in the Elektron Division, but the current weakness in the important military powders market will mean that the divisional full-year result is likely to be similar to prior year on a like-for-like basis. Our new U.S.-based acquisition is expected to give an approximately 10% boost to the Elektron Division’s revenues, with the full benefit from Q4 onwards.

Even before taking account of the expected contribution from the newly-acquired businesses of Truetech and Innotech, we expect Q4 to be our best quarter of the year, and this encourages us as to the outlook for 2015. In 2015 it seems likely that we will still be suffering the effects of de-stocking by the U.S. Department of Defense, but we expect the additional effects of manufacturing disruption and de-stocking by our direct countermeasure customers experienced in 2014 to be complete. We expect the SCBA market to be back on a growth track, and we will have what we believe will be the widest range of AF containment packages in the market and a full year of a new sector for the Group in AF cylinders for heavy-duty trucks. For both Cylinders and Elektron, European industrial markets are recovering, albeit very slowly, and we continue to make good progress on several of our other key strategic projects, including getting our Elektron® magnesium alloys into the civil airliner sector, and our added-value Intelligent Oxygen System™ (IOS), which we now expect to launch into the U.K. medical market towards the end of 2015.

CONSOLIDATED INCOME STATEMENT FOR THE THREE-MONTH AND SIX-MONTH

PERIODS ENDED

JUNE 30, 2014 AND 2013

(UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
CONTINUING OPERATIONS
REVENUE	121.9	123.0	245.2	245.4
Cost of sales	(94.6)	(92.5)	(189.0)	(186.6)
Gross profit	27.3	30.5	56.2	58.8

Distribution costs	(2.2)	(1.5)	(4.3)	(3.1)
Administrative expenses	(13.7)	(13.8)	(28.2)	(25.6)
Share of results of joint venture	(0.2)	0.1	(0.2)	0.1

TRADING PROFIT	11.2	15.3	23.5	30.2
Restructuring and other income (expense)	(0.8)	(0.2)	(0.8)	(0.6)

OPERATING PROFIT	10.4	15.1	22.7	29.6
Acquisitions and disposals	(0.1)	—	(0.3)	—
Finance income
Interest received	0.1	0.1	0.2	0.1
Finance costs
Interest costs	(1.7)	(1.5)	(3.2)	(3.0)
IAS 19R – retirement benefits finance charge	(0.7)	(0.9)	(1.4)	(1.8)
Unwind of discount on deferred consideration from acquisitions	(0.1)	—	(0.1)	—

PROFIT ON OPERATIONS BEFORE TAXATION	7.9	12.8	17.9	24.9
Tax expense	(2.2)	(4.2)	(5.0)	(8.0)

NET INCOME FOR THE PERIOD	5.7	8.6	12.9	16.9

Attributable to:
Equity shareholders	5.7	8.6	12.9	16.9

NET INCOME FOR THE PERIOD	5.7	8.6	12.9	16.9
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on deferred consideration from acquisitions	0.1	—	0.1	—
Acquisitions and disposals	0.1	—	0.3	—
IAS 19R — retirement benefits finance charge	0.7	0.9	1.4	1.8
Restructuring and other (income) expense	0.8	0.2	0.8	0.6
Other share based compensation charges	0.7	0.6	1.0	0.7
Tax thereon	(0.5)	(0.3)	(0.9)	(0.6)
ADJUSTED NET INCOME	7.6	10.0	15.6	19.4

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE
THREE-MONTH AND SIX-MONTH PERIODS ENDED

JUNE 30, 2014 AND 2013

(UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Net income for the period	5.7	8.6	12.9	16.9

Other comprehensive income movements:
Exchange differences on translation of foreign operations	2.5	0.3	2.6	(6.0)

Fair value movements in cash flow hedges	0.6	(3.6)	0.5	(3.0)
Transfers to income statement on cash flow hedges	1.0	0.4	0.7	(0.4)
Deferred tax on cash flow hedges	(0.3)	0.8	(0.2)	0.8
Hedge accounting income adjustments	1.3	(2.4)	1.0	(2.6)

Total hedge accounting and translation of foreign operation movements	3.8	(2.1)	3.6	(8.6)

Remeasurement of defined benefit retirement plans	1.5	6.3	(6.2)	17.3
Deferred tax on retirement benefit changes	(0.6)	(2.1)	1.3	(5.5)
Retirement benefit changes	0.9	4.2	(4.9)	11.8

Total other comprehensive income movements for the period	4.7	2.1	(1.3)	3.2
Total comprehensive income for the period	10.4	10.7	11.6	20.1

Attributed to:

Equity shareholders	10.4	10.7	11.6	20.1

UNAUDITED CONSOLIDATED BALANCE SHEET AS OF

JUNE 30, 2014 AND 2013 AND AUDITED DECEMBER 31, 2013

	June 30,	June 30,	December 31,
	2014	2013	2013
	$M	$M	$M
ASSETS
Non-current assets
Property, plant and equipment	140.0	126.1	137.9
Intangible assets	47.8	35.9	41.4
Investments	6.7	3.4	7.9
Deferred tax assets	16.1	16.6	15.8
	210.6	182.0	203.0
Current assets
Inventories	108.9	83.9	94.1
Trade and other receivables	83.9	72.2	68.6
Income tax receivable	0.7	0.5	2.0
Cash and short term deposits	11.1	37.0	28.4
	204.6	193.6	193.1
TOTAL ASSETS	415.2	375.6	396.1
EQUITY AND LIABILITIES

Ordinary share capital	25.3	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	55.8	55.6	55.6
Retained earnings	319.9	301.9	317.3
Own shares held by ESOP	(0.4)	(0.5)	(0.5)
Other capital reserves	3.3	1.8	2.6
Hedging reserve	0.7	(2.2)	(0.3)
Translation reserve	(22.8)	(34.5)	(25.4)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Group’s equity holders	198.9	164.5	191.7
Total equity	198.9	164.5	191.7

Non-current liabilities
Bank and other loans	66.5	63.6	63.8
Retirement benefits	72.4	71.8	67.6
Deferred tax liability	4.2	2.9	5.5
Deferred consideration	2.1	—	—
Provisions	2.4	2.4	2.2
	147.6	140.7	139.1
Current liabilities
Trade and other payables	65.8	68.0	63.2
Current income tax liabilities	0.5	0.7	0.3
Deferred consideration	0.4	—	—
Provisions	2.0	1.7	1.8
	68.7	70.4	65.3
Total liabilities	216.3	211.1	204.4
TOTAL EQUITY AND LIABILITIES	415.2	375.6	396.1

CONSOLIDATED CASH FLOW STATEMENT FOR THE THREE-MONTH

AND SIX-MONTH PERIODS ENDED JUNE 30, 2014 AND 2013

(UNAUDITED)

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
RECONCILIATION OF CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	5.7	8.6	12.9	16.9
Adjustments to reconcile net income for the period to net cash from operating activities:
Income taxes	2.3	3.4	5.1	6.1
Deferred income taxes	(0.1)	0.8	(0.1)	1.9
Depreciation and amortization	4.3	3.9	8.6	7.6
Share based compensation charges	0.8	0.7	1.1	1.0
Net interest costs	1.6	1.4	3.0	2.9
IAS 19 finance charge	0.7	0.9	1.4	1.8
Unwind of discount on deferred consideration from acquisitions	0.1	—	0.1	—
Acquisitions and disposals	0.1	—	0.3	—
Share of results of joint ventures	0.2	(0.1)	0.2	(0.1)
Changes in operating assets and liabilities:
(Increase)/decrease in receivables	(4.5)	2.3	(15.6)	(0.4)
Increase in inventories	(1.3)	(1.7)	(13.9)	(2.0)
(Decrease)/increase in payables	(8.8)	(4.1)	1.6	(7.9)
Movement in retirement benefit obligations	(2.6)	(2.7)	(4.9)	(4.3)
Movement in provisions	0.5	(0.1)	0.4	(0.4)
Income tax paid	(3.7)	(6.4)	(3.6)	(6.6)
NET CASH FLOWS (USED IN)/FROM CONTINUING OPERATING ACTIVITIES	(4.7)	6.9	(3.4)	16.5
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4.8)	(4.0)	(7.9)	(7.9)
Purchases of intangible assets	(0.2)	—	(0.5)	—
Investment in Joint Venture — equity funding	—	—	—	(2.5)
Investment in Joint Venture — repayment of debt funding	1.0	—	1.0	—
Interest income received from Joint Ventures	0.1	—	0.2	—
Net cash flow on purchase of business	(0.2)	—	(2.9)	—
NET CASH USED IN INVESTING ACTIVITIES	(4.1)	(4.0)	(10.1)	(10.4)
NET CASH FLOW BEFORE FINANCING	(8.8)	2.9	(13.5)	6.1
FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.3)	(0.2)	(0.5)	(0.4)
Interest paid on Loan Notes due 2018	(1.0)	(1.0)	(2.0)	(2.0)
Dividends paid	(2.7)	(2.7)	(5.4)	(5.4)
Draw down on banking facilities	5.0	—	5.0	—
Repayment of banking facilities and other loans	(0.3)	—	(0.3)	—
IPO share issue costs	—	—	—	(0.3)
Purchase of shares from ESOP	0.1	—	0.1	—
Proceeds from issue of shares	0.2	—	0.2	—
Other interest received	—	0.1		0.1
Amendment to banking facilities — financing costs	(0.2)	—	(1.5)	—
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES	0.8	(3.8)	(4.4)	(8.0)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8.0)	(0.9)	(17.9)	(1.9)
Net decrease in cash and cash equivalents	(8.0)	(0.9)	(17.9)	(1.9)
Net foreign exchange differences	0.6	0.9	0.6	(1.3)
Cash and cash equivalents at beginning of period	18.5	37.0	28.4	40.2
Cash and cash equivalents at end of period	11.1	37.0	11.1	37.0

1. Revenue and segmental analysis

For management purposes, the Group is organized into two operational divisions, Gas Cylinders and Elektron. The tables below set out information on the results of these two reportable segments. Management monitors the operating results of its divisions separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on trading profit or loss, defined as operating profit or loss before restructuring and other expense. All inter-segment sales are made on an arm’s length basis.

REPORTING SEGMENTS:

	Three-month period ended June 30, 2014				Three-month period ended June 30, 2013
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	65.9	56.4	—	122.3	64.8	58.3	—	123.1
Inter-segment sales	—	(0.4)	—	(0.4)	—	(0.1)	—	(0.1)
Sales to external customers	65.9	56.0	—	121.9	64.8	58.2	—	123.0
Result
Trading profit	1.7	9.5	—	11.2	4.8	10.5	—	15.3
Restructuring and other income (expense)	(0.5)	(0.2)	(0.1)	(0.8)	(0.1)	—	(0.1)	(0.2)
Operating profit	1.2	9.3	(0.1)	10.4	4.7	10.5	(0.1)	15.1
Acquisitions and disposals	(0.1)	—	—	(0.1)	—	—	—	—
Net interest costs	—	—	(1.6)	(1.6)	—	—	(1.4)	(1.4)
IAS 19 finance charge	—	—	(0.7)	(0.7)	—	—	(0.9)	(0.9)
Unwind of discount on deferred consideration from acquisitions	(0.1)	—	—	(0.1)	—	—	—	—
Profit before tax	1.0	9.3	(2.4)	7.9	4.7	10.5	(2.4)	12.8
Tax expense				(2.2)				(4.2)
Net income for the period				5.7				8.6
Other segment information
Segment assets	205.3	166.6	43.3	415.2	165.5	146.7	63.4	375.6
Segment liabilities	(38.4)	(24.3)	(153.6)	(216.3)	(37.7)	(23.1)	(150.3)	(211.1)
Net assets/(liabilities)	166.9	142.3	(110.3)	198.9	127.8	123.6	(86.9)	164.5
Capital expenditure: Property, plant and equipment	1.9	3.1	—	5.0	2.2	2.1	—	4.3
Capital expenditure: Intangible assets	—	0.2	—	0.2	—	—	—	—
Depreciation and amortization	1.9	2.4	—	4.3	1.7	2.2	—	3.9

	Six-month period ended June 30, 2014				Six-month period ended June 30, 2013
	Gas			Continuing	Gas			Continuing
	Cylinders	Elektron	Unallocated	Activities	Cylinders	Elektron	Unallocated	Activities
	$M	$M	$M	$M	$M	$M	$M	$M
Revenue
Segment Revenue	132.0	113.8	—	245.8	133.2	112.6	—	245.8
Inter-segment sales	—	(0.6)	—	(0.6)	—	(0.4)	—	(0.4)
Sales to external customers	132.0	113.2	—	245.2	133.2	112.2	—	245.4
Result
Trading profit	3.3	20.2	—	23.5	10.0	20.2	—	30.2
Restructuring and other income (expense)	(0.5)	(0.2)	(0.1)	(0.8)	(0.3)	—	(0.3)	(0.6)
Operating profit	2.8	20.0	(0.1)	22.7	9.7	20.2	(0.3)	29.6
Acquisitions and disposals	(0.3)	—	—	(0.3)	—	—	—	—
Net interest costs	—	—	(3.0)	(3.0)	—	—	(2.9)	(2.9)
IAS 19 finance charge	—	—	(1.4)	(1.4)	—	—	(1.8)	(1.8)
Unwind of discount on deferred consideration from acquisitions	(0.1)	—	—	(0.1)	—	—	—	—
Profit before tax	2.4	20.0	(4.5)	17.9	9.7	20.2	(5.0)	24.9
Tax expense				(5.0)				(8.0)
Net income for the period				12.9				16.9
Other segment information
Segment assets	205.3	166.6	43.3	415.2	165.5	146.7	63.4	375.6
Segment liabilities	(38.4)	(24.3)	(153.6)	(216.3)	(37.7)	(23.1)	(150.3)	(211.1)
Net assets/(liabilities)	166.9	142.3	(110.3)	198.9	127.8	123.6	(86.9)	164.5
Capital expenditure: Property, plant and equipment	3.6	4.6	—	8.2	4.0	3.5	—	7.5
Capital expenditure: Intangible assets	0.2	0.3	—	0.5	—	—	—	—
Depreciation and amortization	3.8	4.8	—	8.6	3.4	4.2	—	7.6

2. Calculation of net debt

	Three-month periods ended June 30,		Six-month periods ended June 30,
Net debt is represented by:	2014	2013	2014	2013
	$M	$M	$M	$M
Non-current bank and other loans	(66.5)	(63.6)	(66.5)	(63.6)
Less:
Cash and short term deposits	11.1	37.0	11.1	37.0
Net debt at the end of the period	(55.4)	(26.6)	(55.4)	(26.6)

3. Other income (expense) items

a)             Restructuring and other income (expense)

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Charged to Operating profit:
Rationalization of operations	(0.7)	(0.1)	(0.7)	(0.3)
I.P.O. related share based compensation charges	(0.1)	(0.1)	(0.1)	(0.3)
	(0.8)	(0.2)	(0.8)	(0.6)

b)             Acquisitions and disposals

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Charged to Non-operating profit:
Net acquisition costs	(0.1)	—	(0.3)	—
	(0.1)	—	(0.3)	—

Rationalization of operations

For the three-month and six-month periods ended June 30, 2014, $0.5 million and $0.2 million of costs have been incurred in relation to rationalization costs in our Gas Cylinders Division and our Elektron Division, respectively (three-month and six-month periods ended June 30, 2013: $0.1 million and $0.3 million, respectively, were incurred in our Gas Cylinders Division).

I.P.O.-related share-based compensation charges

For the three-month and six-month periods ended June 30, 2014, a charge of $0.1 million was recognized in the income statement under IFRS 2 in relation to share options granted as part of the initial public offering in 2012 (three-month and six-month periods ended June 30, 2013: $0.1 million and $0.3 million, respectively).

Net acquisition costs

For the three-month and six-month periods ended June 30, 2014, $0.1 million and $0.3 million of costs, respectively, have been incurred in relation to the acquisition of a small composite cylinder manufacturer and associated production assets in Utah.

4. Reconciliation of non-GAAP measures

The following table presents a reconciliation of Adjusted net income and Adjusted EBITDA to net income for the period, the most comparable IFRS measure.

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Net income for the period	5.7	8.6	12.9	16.9
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on deferred consideration from acquisitions	0.1	—	0.1	—
Acquisitions and disposals	0.1	—	0.3	—
IAS 19 – retirement benefits finance charge	0.7	0.9	1.4	1.8
Restructuring and other (income) expense	0.8	0.2	0.8	0.6
Other share based compensation charges	0.7	0.6	1.0	0.7
Tax thereon	(0.5)	(0.3)	(0.9)	(0.6)
Adjusted net income	7.6	10.0	15.6	19.4

Add back: Tax thereon	0.5	0.3	0.9	0.6
Tax expense	2.2	4.2	5.0	8.0
Interest costs (net)	1.6	1.4	3.0	2.9
Depreciation and amortization	4.3	3.9	8.6	7.6
Adjusted EBITDA	16.2	19.8	33.1	38.5

Management believes that Adjusted net income and Adjusted EBITDA are key performance indicators used by the investment community and that the presentation of these items will enhance an investor’s understanding of our results of operations. Adjusted net income and Adjusted EBITDA should not be considered in isolation by investors as an alternative to net income for the period, as an indicator of our operating performance or as a measure of our profitability.

5. Earnings per share

The Group calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.

For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year have been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

Following the approval of a two-for-one share split at the Annual General Meeting on May 29, 2014, each £0.50 ordinary share now represents 1 American Depositary Share (ADS), resulting in the earnings per ordinary share being equivalent to the earnings per ADS.

The ADSs of Luxfer Holdings PLC are listed on the New York Stock Exchange following an initial public offering on October 3, 2012. The company’s £0.50 ordinary shares are not traded on any recognized stock exchange. The Depository for the ADSs holds 1 £0.50 ordinary share for every 1 ADS traded, through American Depositary Receipts.

Under IAS 33, the number of shares used in the earnings per share calculations for the prior periods shown has been adjusted to achieve comparability.

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Basic earnings:
Basic earnings attributable to ordinary shareholders	5.7	8.6	12.9	16.9
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses
Unwind of discount on deferred consideration from acquisitions	0.1	—	0.1	—
Acquisitions and disposals	0.1	—	0.3	—
IAS 19 – retirement benefits finance charge	0.7	0.9	1.4	1.8
Restructuring and other (income) expense	0.8	0.2	0.8	0.6
Other share based compensation charges	0.7	0.6	1.0	0.7
Tax thereon	(0.5)	(0.3)	(0.9)	(0.6)
Adjusted earnings	7.6	10.0	15.6	19.4

Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,861,269	26,812,652	26,844,430	26,813,726
Exercise of share options	1,395,274	1,255,476	1,329,369	1,201,200
For diluted earnings per share	28,256,543	28,068,128	28,173,799	28,014,926

Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	$0.28	$0.37	$0.58	$0.72
Unadjusted	$0.21	$0.32	$0.48	$0.63
Diluted
Adjusted	$0.27	$0.36	$0.55	$0.69
Unadjusted	$0.20	$0.31	$0.46	$0.60

Each £0.50 ordinary share now represents one American Depositary Share, as listed and quoted on the New York Stock Exchange.

6. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Group’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings Inc Pension Plan in the United States.

The actuarial assumptions used to estimate the IAS 19 accounting position of the Group’s defined benefit pension plans have been updated for market conditions at June 30, 2014.

The discount rate for the U.K. plan has decreased by 0.2% per annum from 4.5% at December 31, 2013, to 4.3% at June 30 2014. Long-term inflation expectations have decreased by 0.1% per annum from 3.4% at December 31, 2013 to 3.3% at June 30, 2014. The combined effect of the changes has been to increase the projected benefit obligation by approximately $7 million relative to that expected. There have also been slightly higher-than-expected returns on U.K. plan assets of $3 million, which, combined with the change in the projected benefit obligation and the net charges/contributions and translation impact of a positive $1 million, has led to the deficit on the U.K. plan increasing by approximately $3 million.

In the United States, the discount rate has decreased by 0.5% from 4.9% at December 31, 2013 to 4.4% at June 30, 2014. This has increased the projected benefit obligation by approximately $3.4 million relative to that expected. There were better-than-expected returns on U.S. plan assets of $1.2 million, which, combined with the change in the projected benefit obligation and the net charges/contributions of the scheme of a positive $0.8 million, has led to the deficit on the U.S. plan increasing by approximately $1.4 million.

The movement in the pension liability is shown below:

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Opening balance	74.1	79.8	67.6	96.7
Charged to the Income Statement	2.5	2.4	5.0	5.1
Cash contributions	(4.4)	(4.2)	(8.5)	(7.6)
(Credited)/charged to the Statement of Comprehensive Income	(1.5)	(6.3)	6.2	(17.3)
Exchange adjustments	1.7	0.1	2.1	(5.1)
Closing balance	72.4	71.8	72.4	71.8

7. Dividends paid and proposed

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Dividends declared and paid during the period:
Interim dividend paid February 6, 2013 ($0.10 per ADS)	—	—	—	2.7
Interim dividend paid May 8, 2013 ($0.10 per ADS)	—	2.7	—	2.7
Interim dividend paid February 5, 2014 ($0.10 per ADS)	—	—	2.7	—
Interim dividend paid May 7, 2014 ($0.10 per ADS)	2.7	—	2.7	—
	2.7	2.7	5.4	5.4

	Three-month periods ended June 30,		Six-month periods ended June 30,
	2014	2013	2014	2013
	$M	$M	$M	$M
Dividends proposed after June 30 (not recognized as a liability as at June 30):
Interim dividend paid August 7, 2013 ($0.10 per ADS)	—	2.7	—	2.7
Interim dividend proposed and payable August 6, 2014 ($0.10 per ADS)	2.7	—	2.7	—
	2.7	2.7	2.7	2.7

8. Share based compensation

Luxfer Holdings PLC Long-Term Umbrella Incentive Plan (“LTIP”) and Luxfer Holdings PLC Non-Executive Directors Equity Incentive Plan (“Director EIP”)

On March 21, 2014, 201,870 Restricted Stock Units and Options over ADSs were granted under the LTIP. The total fair value of the awards amounts to $2.5 million, of which $1.2 million will be charged in the year ending December 31, 2014.

Following the Annual General Meeting on May 29, 2014, 12,517 Restricted Stock Units and Options over ADSs were granted under the Director EIP.

9. Acquisitions

Acquisition of additional CNG cylinder manufacturing facility

In March 2014 the Group acquired a business specializing in the design and manufacture of composite cylinders and the associated production assets in Utah. This provides our North American Gas Cylinders business with a facility purpose-built for the manufacture of Type 4 (polymer-lined) composite cylinder products, which are being targeted initially at the class 8 heavy-duty truck market, where an increasing rate of conversion from diesel to CNG is widely anticipated.  We are in the final stages of developing a new range of larger-diameter Type 4 cylinders for growing CNG markets to complement our existing lightweight range of Type 3 (aluminum-lined) cylinder products and systems, and our plan is for the new range to be made in Utah.

Assets acquired and liabilities assumed

Acquisition
fair value
$M
Property, plant and equipment	1.1
Intangible assets	0.7
Cash and short term deposits	0.1
Trade and other receivables	0.4
Total assets	2.3
Trade and other payables	(0.9)
Bank and other loans	(0.3)
Total liabilities	(1.2)
Net assets acquired	1.1

Total identifiable net assets at fair value	1.1

Goodwill arising on acquisition	4.1

Gross purchase consideration	5.2

Represented by:
Amounts paid	2.8
Contingent consideration liability	2.4
5.2

The contingent consideration was estimated to be $3.4 million and is shown above net of the impact of discounting, using a rate of 14%. The contingent consideration is linked into the future profitability of the company and substantially all of it will be payable at March 31, 2017. The contingent consideration is shown in the balance sheet as at June 30, 2014 at $2.5 million, which is net of the unwind of discount to date of $0.1 million.

As the acquisition occurred late in the first quarter, much of the acquisition accounting surrounding the estimates of consideration could not be completed until the second quarter. There is also still ongoing work relating to working capital adjustments that may impact the estimate of consideration.

June 30, 2014
$M
Net acquisition costs:
Transaction costs	0.3
0.3

9. Acquisitions (continued)

June 30, 2014
$M
Net cashflow on purchase of business:
Included in net cashflows from investing activities:
Amounts paid	2.8
Cash acquired	(0.1)
Acquisition costs	0.3
Less: acquisition costs accrued	(0.1)
2.9

Transaction costs were $0.3 million, of which $0.2 million are included in cashflows from operating activities with the remainder accrued on the balance sheet.

The post-acquisition contribution to revenue and profit before was $0.4 million revenue and a loss of $0.3 million. Had the acquisition occurred at the beginning of the year, the contribution to revenue and profit before tax would have been $1.1 million revenue and a loss of $0.5 million.

Acquisition of Truetech, Inc. and of Innotech Products, Ltd.

In July 2014, the Group closed the acquisition of two related businesses: Truetech and Innotech Products. The acquired businesses produce magnesium-based flameless heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, beverages and soups used by military and civilian end-users; chemical agent detection kits and chemical decontamination equipment. Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased manufacturing, assembly and distribution facility in Cincinnati, Ohio. The acquired businesses have been combined within Luxfer Magtech Inc., a new wholly-owned subsidiary of Luxfer Group, and will operate as part of the Group’s specialty materials Elektron Division.  On completion, initial consideration of $59 million was paid and it is expected that a further deferred element of $5 million will be paid in early 2015.

10. Amendment to banking facilities

On March 25, 2014, the Group amended its banking facilities. The new arrangements provide an expanded $150 million of committed revolving credit facilities, at slightly lower costs to previous terms, and also provide up to an additional $50 million via a standby accordion facility. The current facilities were due to mature in early May 2015, but the amended facility will now be extended to the end of April 2019. The cost of extending these facilities was an additional $1.3 million commitment fee plus legal costs of $0.2 million. The private placement notes and the revolving credit facility are unsecured.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: July 30, 2014

	By:	/s/ Linda Seddon
Linda Seddon
Authorized Signatory for and on behalf of Luxfer Holdings PLC